SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _________ to _________
Commission file number 0-19969
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Arkansas Best 401(k) and DC Retirement Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Arkansas Best Corporation
3801 Old Greenwood Road
Fort Smith, Arkansas 72903

Arkansas Best 401(k) and DC Retirement Plan
EIN 71-0673405 PN 002
Accountants’ Report and Financial Statements
December 31, 2006 and 2005

Arkansas Best 401(k) and DC Retirement Plan
December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Investment Committee and Plan Administrator
Arkansas Best 401(k) and DC Retirement Plan
Fort Smith, Arkansas
We have audited the accompanying statements of net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, llp
Fort Smith, Arkansas
June 25, 2007
Federal Employer Identification Number: 44-0160260

Arkansas Best 401(k) and DC Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Investments
Mutual funds	$217,323,065	$197,246,520
Common stock of Arkansas Best Corporation	10,042,571	12,704,741
Other common stocks	5,462,034	5,438,654
Other	289,820	224,634
Participant loans	4,765,973	3,938,213

	237,883,463	219,552,762

Receivables
Employers’ contributions	788,986	478,683
Participants’ contributions	868,800	73,253
Other	—	61,381

	1,657,786	613,317

Net Assets Available for Benefits	$239,541,249	$220,166,079

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income
Net appreciation in fair value of investments	$22,704,644	$9,379,161
Interest and dividends	1,867,014	1,305,886

	24,571,658	10,685,047

Contributions
Participants	14,319,980	13,434,254
Employers	4,686,481	4,172,723
Rollovers	623,994	344,285

	19,630,455	17,951,262

Total additions	44,202,113	28,636,309

Deductions
Benefits paid directly to participants	16,670,645	14,183,678
Administrative expenses	21,757	25,365

Total deductions	16,692,402	14,209,043

Net Increase Prior to Transfers	27,509,711	14,427,266

Transfer of Assets (To) From Other Plans
Clipper Exxpress Company	(8,098,933)	8,291,558
Other	(35,608)	35,146

Total transfers	(8,134,541)	8,326,704

Net Increase	19,375,170	22,753,970

Net Assets Available for Benefits, Beginning of Year	220,166,079	197,412,109

Net Assets Available for Benefits, End of Year	$239,541,249	$220,166,079

See Notes to Financial Statements

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
Note 1: Description of the Plan
The following description of the Arkansas Best 401(k) and DC Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, which is available from the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
     General
The Plan is a defined contribution plan which covers eligible employees of Arkansas Best Corporation and certain of its subsidiaries: ABF Freight System, Inc., ABF Cartage, Inc., Data-Tronics Corp., FleetNet America, LLC, Land-Marine Cargo, Inc and from August 1, 2005 to June 15, 2006 Clipper Exxpress Company (“Participating Companies” or collectively, the “Company”), except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees. In addition to the right to participate in the Plan, eligible employees hired before December 31, 2005 also participate in a nonunion defined benefit pension plan sponsored by the Company. Employees hired after December 31, 2005 do not participate in the nonunion defined benefit pension plan. The Plan was amended, effective January 1, 2006, to provide a DC Retirement feature (the “DC feature”) for eligible employees who do not participate in the nonunion defined benefit pension plan.
The DC feature covers substantially all regular full-time employees of the Company hired after December 31, 2005, except for employees of collective bargaining units, casual employees (defined as part-time employees who work less than thirty hours per week) who have not completed certain periods of service and leased employees. Employees participating in the DC feature will be eligible to receive a discretionary annual contribution from the Company which contributions will be subject to the provisions of the Plan.
     Clipper Exxpress Company
On July 31, 2005, The Clipper Exxpress Company Retirement Benefit Plan (the “Clipper Plan”) merged into the Plan. Effective August 1, 2005, Clipper Exxpress Company became a Participating Company in the Plan. Participants’ accounts maintained under the Clipper Plan, which totaled $8,291,558, were transferred to the Plan in 2005. Active participants of the Clipper Plan as of August 1, 2005 became fully vested in their participant account. Participants in the Clipper Plan, which were eligible to participate in the Plan, were granted prior service credit for eligibility and vesting under the Plan.
On June 15, 2006, Clipper Exxpress Company was sold by Arkansas Best Corporation and did not participate in the Plan after that date. As a result, net assets of $8,098,933 were transferred to a successor plan, representing the fair value of the individual accounts of Clipper Exxpress Company participants at the date of the transfer.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
     Contributions
For 2006 and 2005, the Plan allowed participants to contribute up to 75% and 50%, respectively, of their annual compensation as defined by the Plan, subject to certain limitations. Under the Plan, certain Participating Companies provide company matching contributions to each participant’s account. An additional annual contribution may be made at the discretion of each Participating Company’s Board of Directors. For the years ended December 31, 2006 and 2005, no additional contributions were made.
For the years ended December 31, 2006 and 2005, Company matching contributions as a percentage of annual participant’s compensation are presented in the following table:

Company Matching Contribution
as a Percentage of
Participating Company	Annual Participant’s Compensation

Arkansas Best Corporation	50% of the first 6%
Data-Tronics Corp.	50% of the first 6%
ABF Cartage, Inc.	50% of the first 6%
ABF Freight Systems, Inc.	50% of the first 6%
Land-Marine Cargo, Inc.	50% of the first 6%
Clipper Exxpress Company	100% of the first 4%
FleetNet America, LLC	No Match
Participants direct the investment of their 401(k) contributions as well as the Company’s matching contributions into various investment options offered by the Plan including 17 mutual funds, Arkansas Best Corporation common stock and the Fidelity BrokerageLink® self-directed account. Effective January 31, 2005, a participant’s investment in either the Arkansas Best Corporation common stock or the Fidelity BrokerageLink® self-directed account is generally limited to 25% of the participant’s 401(k) account balance.
Discretionary Company contributions under the DC feature are credited to a participant’s account based on a percentage of the participant’s eligible compensation. Under the DC feature, participants direct the investment of the Company’s discretionary contributions into various investment options which include the 17 mutual funds offered by the Plan. The Company made discretionary contributions of $294,989 related to the DC feature in 2007 for the 2006 plan year.
The Plan’s investment committee may change the available investment options from time-to-time.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
     Participant Accounts
Separate participant accounts are maintained for a participant’s 401(k) contribution, the Company’s matching contributions and the discretionary contributions including contributions made pursuant to the DC feature. Participants’ accounts are credited with related investment returns and are charged with transaction processing and account administration fees.
     Vesting
Participants in the Plan are immediately vested in their 401(k) contributions plus earnings. Participants employed after December 31, 2001 are fully vested in the Company’s contribution plus related earnings after 3 years of continuous service. Participants who terminated employment before January 1, 2002 became fully vested in the Company’s contribution plus related earnings after 5 years of continuous service. Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in Company contributions and related earnings. Any unvested Company contributions and related earnings are forfeited upon termination. During 2006 and 2005, forfeitures of $125,000 and $23,884, respectively, were used to reduce the Company’s matching contribution.
Under the DC feature, participants are fully vested in the Company’s discretionary contributions after three years of continuous service. Upon death, disability or normal retirement, as defined by the Plan, participants become fully vested in the Company’s discretionary contributions.
     Payment of Benefits
Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested balance of their account, which will be paid either as a direct rollover or directly to the participant.
     Participant Loans
Participants may borrow from their 401(k) account a minimum of $1,000 up to a maximum calculated as the lesser of 50% of their vested 401(k) account balance or $50,000 reduced by the participant’s highest loan balance in the preceding twelve-month period. The loans are secured by the balance in the participant’s account and bear interest at 8%, which is commensurate with local prevailing rates as determined by the plan administrator.
No loans are allowed under the DC feature.
     Administrative Expenses
All investment-related administrative charges are paid by the Plan as provided in the Plan document. All audit, legal and consulting fees incurred by the Plan are paid by the Company.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
     Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
Note 2: Summary of Significant Accounting Policies
     Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
     Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Participant loans are valued at cost, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
      Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.
     Plan Tax Status
The Plan obtained its latest determination letter on August 20, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and related trust were designed and operated in compliance with the applicable requirements of the Internal Revenue Code as of December 31, 2006.
     Payment of Benefits
Benefit payments to participants are recorded upon distribution.

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
      Life Insurance Policies
Prior to July 1, 1987, the Plan offered an option to invest in allocated life insurance contracts. The Plan has no liability under these life insurance contracts and the contracts’ values are excluded from the assets of the Plan. Upon death of the participant, benefits are paid directly to the beneficiary. Any cash surrender value upon termination of a life insurance policy is paid directly to terminated participants or to the Plan for active participants.
      Reclassifications
Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.
Note 3: Investments
The Plan’s investments, which are directed by participants into the various investment options, are held by Fidelity Management Trust Company. The following table presents the Plan’s investments as of December 31, 2006 and 2005. Investments that represent 5% or more of net assets available for benefits as of December 31 are separately identified.

	2006	2005

Investments at Fair Value as Determined by Quoted Market Price
Mutual Funds
Fidelity Spartan U.S. Equity Index Fund	$43,526,005	$40,739,318
Dodge and Cox Stock Fund	37,530,522	30,727,991
Fidelity Retirement Money Market Portfolio	25,878,659	24,086,314
Fidelity Capital Appreciation Fund	23,527,800	22,797,797
Vanguard Target 2015 Fund	18,983,026	18,002,015
Fidelity Low-Priced Stock Fund	17,303,108	17,228,946
PIMCO Total Return ADM Fund	11,217,540	11,881,003
Other Mutual Funds	39,356,405	31,783,136

Common Stocks
Arkansas Best Corporation	10,042,571	12,704,741
Other	5,462,034	5,438,654

Other Investments	289,820	224,634

	233,117,490	215,614,549
Investments at Estimated Fair Value
Participant Loans	4,765,973	3,938,213

Total investments	$237,883,463	$219,552,762

Arkansas Best 401(k) and DC Retirement Plan
Notes to Financial Statements
December 31, 2006 and 2005
During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (declined) in value as follows:

	2006	2005

Investments at Fair Value as Determined by Quoted Market Price
Common stocks and other	$(1,295,059)	$(133,471)
Mutual Funds	23,999,703	9,512,632

Net appreciation in fair value	$22,704,644	$9,379,161

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2006 and 2005, were $1,867,014 and $1,305,886, respectively.
Note 4: Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest. Transaction processing and account administration fees paid by participants to Fidelity Management Trust Company for 2006 and 2005 totaled $21,757 and $25,365, respectively.

Supplemental Schedule

Arkansas Best 401(k) and DC Retirement Plan
EIN 71-0673405 PN 002
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2006

Identity of Issuer	Description of Investment	Current Value

Mutual Funds
* Fidelity Management Trust Company	Fidelity Spartan U.S. Equity Index Fund, 867,398 shares	$43,526,005

Dodge & Cox Funds	Dodge & Cox Stock Fund, 244,562 shares	37,530,522

* Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio, 25,878,659 shares	25,878,659

* Fidelity Management Trust Company	Fidelity Capital Appreciation Fund, 867,864 shares	23,527,800

Vanguard Trust Company	Vanguard Target 2015 Fund, 1,523,517 shares	18,983,026

* Fidelity Management Trust Company	Fidelity Low-Priced Stock Fund, 397,407 shares	17,303,108

Pacific Investment Management Company	PIMCO Total Return ADM Fund, 1,080,688 shares	11,217,540

Vanguard Trust Company	Vanguard Target 2025 Fund, 442,051 shares	5,764,341

American Beacon Fund	ABF Intl Equity Fund, 274,167 shares	6,481,316

* Fidelity Management Trust Company	Fidelity Spartan International Index Fund, 99,129 shares	4,375,536

* Fidelity Management Trust Company	Fidelity US Bond Index Fund, 390,553 shares	4,241,409

* Fidelity Management Trust Company	Fidelity Spartan Extended Market Index Fund, 89,415 shares	3,445,194

Vanguard Trust Company	Vanguard Target 2035 Fund, 237,661 shares	3,296,359

CRM, LLC	CRM Small Cap Value Fund, 122,833 shares	3,251,386

Vanguard Trust Company	Vanguard Target 2045 Fund, 155,921 shares	2,232,794

Vanguard Trust Company	Vanguard Target 2005 Fund, 81,927 shares	939,708

Vanguard Trust Company	Vanguard Target Retirement Income Fund, 68,806 shares	736,223

Common Stock
* Arkansas Best Corporation	278,932 shares	10,042,571

BrokerageLink Self-Directed Accounts
* Fidelity Brokerage Services, LLC		10,343,993

Participant Loans	Various loans with interest rates of 8%	4,765,973

		$237,883,463

*	Indicates party-in-interest to the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Arkansas Best 401(k) and DC Retirement Plan
June 28, 2007	/s/ David R. Cobb
David R. Cobb
Vice President Controller

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.

23.1	Consent of BKD LLP	12